Chapman and Cutler LLP Attorneys at Law ● Focused on Finance®	111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

November 18, 2015

Deborah O’Neal-Johnson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:     Elkhorn ETF Trust
File Nos.: 333-201473; 811-22926

Dear Ms. O’Neal-Johnson:

 On behalf of the Elkhorn ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2015 for the purpose of registering shares of the Elkhorn RAFI U.S. Equity Income ETF, the  Elkhorn RAFI Developed ex-U.S. Equity Income ETF and the Elkhorn RAFI Emerging Equity Income ETF (each, a “Fund,” and collectively, the “Funds”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  On October 6, 2015, you provided oral comments regarding the Registration Statement during a conference call with our Firm.  For convenience, we reproduce such comments below (in bold) and address each accordingly.  Please note the Registrant has updated the names of the Funds as follows: (1) the Elkhorn RAFI U.S. Equity Income ETF is now the Elkhorn FTSE RAFI U.S. Equity Income ETF; (2) the Elkhorn RAFI Developed ex-U.S. Equity Income ETF is now the Elkhorn FTSE RAFI Developed ex-U.S. Equity Income ETF; and (3) the Elkhorn RAFI Emerging Equity Income ETF is now the Elkhorn FTSE RAFI Emerging Equity Income ETF.

Prospectus

Fund Fees and Expenses

1.	Please provide a completed fee table for each Fund at least one week before the Registration Statement becomes effective.

Response: Pursuant to the staff’s request, we attached the completed fee tables with this comment letter as Exhibit A.

2.	Please move the (*) footnote concerning Other Expenses such that it appears directly beneath the fee tables.

Response: Pursuant to the staff’s request, we moved the (*) footnote concerning Other Expenses to appear directly beneath the fee table for each Fund.

Principal Investment Strategies

3.
Please clarify that, consistent with their names, each Fund is subject to an 80% test with respect investing in dividend-paying securities.  For the Elkhorn FTSE RAFI Developed ex-U.S. Equity Income ETF and the Elkhorn FTSE RAFI Emerging Equity Income ETF, please clarify that these Funds may invest in ADRs and GDRs.

Response: Pursuant to the staff’s request, we added the clarifications.

For the Elkhorn FTSE RAFI U.S. Equity Income ETF, the sentence now reads: “The Fund generally will invest at least 90% of its total assets in dividend-paying U.S.-listed common stocks that comprise the Index.”

For the Elkhorn FTSE RAFI Developed ex-U.S. Equity Income ETF, the sentence now reads: “The Fund generally will invest at least 90% of its total assets in dividend-paying non-U.S. common stocks and/or depositary receipts, such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), that comprise the Index.”

For the Elkhorn FTSE RAFI Emerging Equity Income ETF, the sentence now reads: “The Fund generally will invest at least 90% of its total assets in dividend-paying emerging market common stocks and/or depositary receipts, such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), that comprise the Index.”

Finally, we made a corresponding adjustment to the sentence concerning equity securities in the “Fund Investments” section, which now reads: “The Funds invest in equity securities, which will primarily include common stocks and/or (except for the RAFI U.S. Fund) depositary receipts, such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).”

4.	If applicable, please clarify that each Fund is non-diversified.

Response: As we discussed, the Funds are non-diversified; for each Fund, please note the “Non-Diversification Risk” disclosure that appears in the Principal Risks of Investing in the Fund section.

5.	Please disclose whether each Fund may employ a representative sampling indexing strategy to track its respective Index.

Response:  As we discussed, each Fund may employ a representative sampling indexing strategy to track its respective Index; please note the disclosure that appears for each Fund near the end of the Principal Investment Strategies section.

Principal Risks of Investing in the Fund

6.	Please consider adding specific disclosure regarding mid and small capitalization risks.

Response: Pursuant to the staff’s request, we added the disclosure.

7.	Please indicate in the Industry Concentration Risk section whether any Fund currently anticipates that its investments will be concentrated in a particular industry.

Response: Pursuant to the staff’s request, we added the clarification.  For each Fund, this risk language now includes the following sentence: “The Index, and therefore the Fund, is not currently anticipated to concentrate in any industry.”

Fund Investments

8.	Please consider adding clarification concerning cash equivalents and short-term investments that the Funds may take such positions “if market conditions are not favorable.”

Response:  Pursuant to the staff’s request, we added the clarification.  The sentence now reads: “During the initial invest-up period and during periods of high cash inflows or outflows, if market conditions are not favorable, a Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash.”

9.
Please reconcile the disclosure concerning the SEC’s guideline with respect to the 15% limit on illiquid securities with each Fund’s objective of investing at least 90% of its assets in the securities of its respective Index.

Response:  Pursuant to the staff’s request, we deleted the Illiquid Securities section from the prospectus.  The disclosure concerning the SEC’s guideline with respect to the 15% limit on illiquid securities remains in the statement of additional information.

Distribution Plan

10.	Please confirm the amount that each Fund is authorized to pay from its average daily net assets each year to reimburse the Distributor in accordance with its Rule 12b-1 plan.

Response:  In accordance with its Rule 12b-1 plan, each Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year to reimburse the Distributor for amounts expended to finance activities primarily intended to result in the sale of Creation Units or the provision of investor services.

Statement of Additional Information

Investment Objective and Policies

11.	Please change “may” to “will” in the following fundamental policy sentence: “The Fund may not concentrate its investments in securities of issuers in any one industry […]”

Response: Pursuant to the staff’s request, we changed “may” to “will.”

Management of the Fund

12.	Please disclose whether the Trust has established a lead independent Trustee position.

Response: As we discussed, the Trust has not established a lead independent Trustee position; please note the disclosure that appears in the paragraph beneath the Trustees and Officers section.

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If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By: /s/Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A

Elkhorn FTSE RAFI U.S. Equity Income ETF
Fee Table

FUND FEES AND EXPENSES

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(*)	0.00%
Total Annual Fund Operating Expenses	0.39%
(*)Other Expenses are estimates based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels until March 31, 2017, and thereafter to represent the imposition of the 12b-1 fee of an additional 0.25% per annum of the Fund’s average daily net assets.  This example does not include the brokerage commissions that investors may pay to buy and sell Shares.  Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$40	$155

Elkhorn FTSE RAFI Developed ex-U.S. Equity Income ETF
Fee Table

FUND FEES AND EXPENSES

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.47%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(*)	0.00%
Total Annual Fund Operating Expenses	0.47%
(*)Other Expenses are estimates based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels until March 31, 2017, and thereafter to represent the imposition of the 12b-1 fee of an additional 0.25% per annum of the Fund’s average daily net assets.  This example does not include the brokerage commissions that investors may pay to buy and sell Shares.  Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$48	$181

Elkhorn FTSE RAFI Emerging Equity Income ETF
Fee Table

FUND FEES AND EXPENSES

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(*)	0.00%
Total Annual Fund Operating Expenses	0.49%
(*)Other Expenses are estimates based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels until March 31, 2017, and thereafter to represent the imposition of the 12b-1 fee of an additional 0.25% per annum of the Fund’s average daily net assets.  This example does not include the brokerage commissions that investors may pay to buy and sell Shares.  Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$50	$187